January 10, 2014

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:  Christian Windsor

Re:	Acceleration Request for Stonegate Mortgage Corporation Registration Statement on Form S-1 (File No. 333-192715)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Stonegate Mortgage Corporation, that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00pm, Washington D.C. time, on January 14, 2014, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me at (212) 558-4312 or by email (downesr@sullcrom.com).

Very truly yours,

/s/ Robert W. Downes

Robert W. Downes

(Attachments)

cc:	Joshua Samples
(Division of Corporation Finance)

[Stonegate Mortgage Corporation Letterhead]

January 10, 2014

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:  Christian Windsor

Re:	Acceleration Request for Stonegate Mortgage Corporation Registration Statement on Form S-1 (File No. 333-192715)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Stonegate Mortgage Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-192715 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00pm, Washington, D.C. time, on January 14, 2014, or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
January 10, 2014

•	the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert W. Downes at Sullivan & Cromwell LLP at (212) 558-4312.

Very truly yours,

Stonegate Mortgage Corporation

By:	/s/ Barbara A. Cutillo
Name:	Barbara A. Cutillo
Title:	Chief Administrative Officer

cc:	Joshua Samples
(Division of Corporation Finance)

Robert W. Downes
(Sullivan & Cromwell LLP)